Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC. PETROLEUM CONSULTANTS
13640 BRIARWICK DR., SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461 www.cgaus.com August 30, 2022	713-651-9944

Mr. Brent Clum

Chief Financial Officer

MorningStar Partners LP

400 West Seventh Street

Fort Worth, TX 76102

Re:

Reserve Evaluation – SEC Pricing

MorningStar Partners, L.P. Interests

Total Proved Reserves

As of July 31, 2022

Pursuant to the Guidelines of the

Securities and Exchange Commission for

Reporting Corporate Reserves and

Future Net Revenue

Dear Mr. Clum:

As requested, this report was prepared August 30, 2022 for MorningStar Partners, L.P. (“MorningStar”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests and for public disclosure by MorningStar or its affiliates in filings made with the Securities and Exchange Commission (the “SEC”) in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of MorningStar reserves, which are made up of oil and gas properties in various states. This report utilized an effective date of July 31, 2022, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulation, with a composite summary of the values presented below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	– Mbbl	30,420.9	3,915.1	34,336.0	20,366.8	54,702.9
Gas	– MMcf	378,804.2	963.8	379,768.0	24,867.7	404,635.8
NGL	– Mbbl	19,391.3	247.7	19,638.9	1,266.7	20,905.6
Revenue
Oil	– M$	2,644,149.9	340,538.8	2,984,688.1	1,768,335.4	4,753,023.9
Gas	– M$	1,395,085.3	2,639.7	1,397,724.9	125,245.6	1,522,970.6
NGL	– M$	467,400.9	7,106.2	474,507.0	47,062.2	521,569.2
Other	– M$	229,385.6	0.0	229,384.9	0.0	229,385.6
Net Profits Paid	– M$	19,501.1	0.0	19,501.1	0.0	19,501.1
Severance Taxes	– M$	311,465.1	18,766.1	330,231.2	116,593.1	446,824.3
Ad Valorem Taxes	– M$	89,904.4	8,393.8	98,298.2	37,281.1	135,579.3
Operating Expenses	– M$	1,834,597.2	75,973.6	1,910,570.7	274,775.7	2,185,345.7
Future Development Costs	– M$	0.0	9,786.8	9,786.8	143,268.7	153,055.5
Net Operating Income (BFIT)	– M$	2,480,553.7	237,364.4	2,717,918.5	1,368,724.8	4,086,642.6
Discounted at 10%	– M$	1,226,669.0	119,679.7	1,346,348.7	471,841.0	1,818,189.6

MorningStar Partners, L.P. Interests

Reserve Evaluation – SEC Pricing

August 30, 2022

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil and natural gas liquid (“NGL”) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Gross reserves may be overstated due to multiple ownership in certain properties.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for July 31, 2022 were $88.54/bbl and $5.363/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2021 and 2022 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2021 and 2022. Furthermore, NGL prices were adjusted on a per-property basis and averaged 28.7% of the net oil price on a composite basis.

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $86.89 per barrel for oil, $3.76 per MCF for gas and $24.95 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Lease operating expenses (“LOE”) and investments were forecast by field or by property using the latest historical data available. LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and the variable costs consist of fees for water disposal, gas compression, processing and transportation, and other variable expenses. Capital expenditures (Future Development Costs) for all upside properties were applied as provided and have not been independently verified. However, all commercial parameters appear to be reasonable and appropriate based on our review and were held constant (not escalated) throughout the life of the properties in accordance with SEC guidelines.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

MorningStar Partners, L.P. Interests

Reserve Evaluation – SEC Pricing

August 30, 2022

CG&A evaluated 75 proved developed non-producing (PDNP) and 196 proved undeveloped (PUD) locations, targeting various reservoirs in Texas and New Mexico. Non-producing and undeveloped reserves were assigned based on regional type curves and analogy to recent, modern completions. Furthermore, the development schedule and future development costs for drilling and completion were provided by MorningStar and accepted as provided. However, our review showed the development plan and related capital to be reasonable and appropriate for this evaluation.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. This report addresses only the proved reserves attributable to the properties evaluated herein.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by CG&A. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included as requested.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

MorningStar Partners, L.P. Interests

Reserve Evaluation – SEC Pricing

August 30, 2022

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. The lead evaluator preparing this report was W. Todd Brooker, P.E., President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or MorningStar Partners, L.P., and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Texas Registered Engineering Firm F-693

W. TODD BROOKER, P.E. PRESIDENT